UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 11, 2024

ESGEN ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40927	98-1601409
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5956 Sherry Lane, Suite 1400 Dallas, TX	75225
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (214) 987-6100

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant	ESACU	The Nasdaq Stock Market LLC
Class A ordinary shares included as part of the units	ESAC	The Nasdaq Stock Market LLC
Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	ESACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On March 11, 2024, ESGEN Acquisition Corporation, a Cayman Islands exempted company incorporated with limited liability (“ESGEN”), entered into a non-redemption agreement (the “Non-Redemption Agreement”) with The K2 Principal Fund L.P. (“K2”), pursuant to which K2 agreed (i) to purchase at least 174,826 of ESGEN’s Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”), in the open market from investors who had elected to redeem such shares in connection with the Company’s extraordinary general meeting of shareholders held to approve the transactions contemplated by the Business Combination Agreement, dated as of April 19, 2023, as amended by the first amendment thereto, dated as of January 24, 2024 (the “Business Combination Agreement” and the transactions contemplated thereby, the “Business Combination”), by and among the Company, Sunergy Renewables, LLC, a Nevada limited liability company (“Sunergy”), ESGEN OpCo, LLC, a Delaware limited liability company and wholly owned subsidiary of ESGEN, the Sunergy equityholders set forth on the signature pages thereto, ESGEN LLC, a Delaware limited liability company, for the limited purposes set forth therein, and Timothy Bridgewater, an individual, in his capacity as the Sellers Representative (as defined in the Business Combination Agreement) and (ii) not to redeem and to validly rescind any redemption requests on such purchased Class A ordinary shares.

In exchange for the foregoing commitments to purchase and not redeem such Class A ordinary shares, ESGEN agreed to issue, for no consideration an aggregate of 225,174 shares of Class A common stock, par value $0.0001 per share, of Zeo Energy Corp., a Delaware corporation and the successor to ESGEN following the transactions contemplated by the Business Combination Agreement, at the consummation of the Business Combination.

The foregoing summary of the Non-Redemption Agreement does not purport to be complete and is qualified in its entirety by reference to the Non-Redemption Agreement filed herein as Exhibit 10.1 and incorporated herein by reference.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to ESGEN and Sunergy. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about ESGEN’s and Sunergy’s ability to effectuate the proposed Business Combination discussed in this Current Report on Form 8-K; the benefits of the Business Combination; the future financial performance of the combined company following the transactions; changes in ESGEN’s or Sunergy’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, the ability to raise additional funds prior to the closing of the Business Combination and plans and objectives of management. These forward-looking statements are based on information available as of the date of this Current Report on Form 8-K, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing ESGEN’s or Sunergy’s views as of any subsequent date, and none of ESGEN or Sunergy undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, ESGEN’s and Sunergy’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the Business Combination; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the Business Combination; (iii) the outcome of any legal proceedings that may be instituted against ESGEN, Sunergy or others following announcement of the Business Combination; (iv) the combined company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the Business Combination;

(v) the combined company’s ability to obtain the listing of its common stock and warrants on the Nasdaq following the Business Combination; (vi) the risk that the Business Combination disrupts current plans and operations of Sunergy as a result of the announcement and consummation of the Business Combination; (vii) the ability to recognize the anticipated benefits of the Business Combination; (viii) unexpected costs related to the Business Combination; (ix) the amount of any redemptions by public shareholders of ESGEN being greater than expected; (x) the management and board composition of the combined company following the Business Combination; (xi) limited liquidity and trading of the combined company’s securities; (xii) the use of proceeds not held in ESGEN’s trust account or available from interest income on the trust account balance; (xiii) geopolitical risk and changes in applicable laws or regulations; (xiv) the possibility that ESGEN, Sunergy or the combined company may be adversely affected by other economic, business, and/or competitive factors; (xv) operational risk; (xvi) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Sunergy’s resources; (xvii) the risks that the consummation of the Business Combination is substantially delayed or does not occur; and (xviii) other risks and uncertainties, including those to be included under the heading “Risk Factors” in ESGEN’s registration statement on Form S-4, as amended (the “Registration Statement”), filed with the SEC and those included under the heading “Risk Factors” in ESGEN’s Annual Report on Form 10-K for the year ended December 31, 2022 and in its subsequent periodic reports and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by ESGEN, Sunergy, their respective directors, officers or employees or any other person that ESGEN and Sunergy will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this Current Report on Form 8-K represent the views of ESGEN and Sunergy as of the date of this Current Report on Form 8-K. Subsequent events and developments may cause that view to change. However, while ESGEN and Sunergy may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of ESGEN or Sunergy as of any date subsequent to the date of this Current Report on Form 8-K.

No Offer or Solicitation

This Current Report on Form 8-K relates to the Business Combination. This document does not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Important Information for Investors and Shareholders and Where to Find It

In connection with the Business Combination, ESGEN filed the Registration Statement that includes the definitive proxy statement/prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) and mailed to shareholders on or about February 14, 2024 (the “Proxy Statement”). The Registration Statement has been declared effective by the SEC and ESGEN has mailed the Proxy Statement and other relevant documents to ESGEN’s shareholders. The Registration Statement, including the Proxy Statement contained therein, contains important information about the Business Combination and the other matters voted upon at a meeting of ESGEN’s shareholders to approve the Business Combination (and related matters). This Current Report on Form 8-K does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. ESGEN may also file other documents with the SEC regarding the Business Combination. ESGEN shareholders and other interested persons are advised to read the Registration Statement, including the Proxy Statement contained therein and other documents filed in connection with the Business Combination, as these materials contain important information about ESGEN, Sunergy and the Business Combination.

The Proxy Statement was mailed to ESGEN shareholders as of the record date. Shareholders will also be able to obtain copies of the Registration Statement, the Proxy Statement and other documents filed or that will be filed with the SEC, free of charge, by ESGEN through the website maintained by the SEC at www.sec.gov, or by directing a request to: ESGEN Acquisition Corporation, 5956 Sherry Lane, Suite 1400, Dallas, TX 75225.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Non-Redemption Agreement, dated as of March 11, 2024, by and between ESGEN Acquisition Corporation and The K2 Principal Fund L.P.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 12, 2024

ESGEN ACQUISITION CORPORATION

By:	/s/ Andrea Bernatova
Name:	Andrea Bernatova
Title:	Chief Executive Officer